UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                              Sanderson Farms, Inc.
                                (Name of Issuer)

                   Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                    800013
                                 (CUSIP Number)

                              William R. Sanderson
                               225 N. 13th Avenue
                            Laurel, Mississippi 39440
                                 (601) 649-4030
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                December 15, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 800013

1)    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

            William R. Sanderson

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

            (a) _
            (b) _

3)    SEC USE ONLY


4)    SOURCE OF FUNDS (See Instructions)

            Not applicable.

5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States


                        (7)   SOLE VOTING POWER
NUMBER OF SHARES
BENEFICIALLY                  164,567 shares of Common Stock,  $1.00 par value
                              per share (ACommon Stock@)
OWNED BY
EACH                    (8)   SHARED VOTING POWER
REPORTING
PERSON                        3,229,672 shares of Common Stock
WITH
                        (9)   SOLE DISPOSITIVE POWER

                              156,006 shares of Common Stock

                          (10) SHARED DISPOSITIVE POWER

                              3,229,672 shares of Common Stock

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,427,699 shares of Common Stock

12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

            _

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            24.9%

14)   TYPE OF REPORTING PERSON (See Instructions)

            IN

                                  SCHEDULE 13D

Preliminary Statement

     This statement on Schedule 13D is filed on behalf of the Reporting Person, who previously filed a statement on Schedule 13G pursuant to Section240.13d-1(d). On January 21, 1998, the Reporting Person was qualified as a co-executor of his father's estate (the"Estate"). At that time, he was deemed to have acquired the beneficial ownership of the shares of common stock, par value $1.00 per share, of Sanderson Farms, Inc. that are owned of record by the Estate and of which he disclaims beneficial ownership pursuant to Rule 13d-4 of the Exchange Act. The Reporting Person files this Schedule 13D to report the developments set forth in Item 6, and because the Reporting Person, as the beneficial owner of more than 20% of the common stock, par value $1.00 per share, of Sanderson Farms, Inc., may not have been eligible to file Schedule 13G even though the decedent of the Estate, Joe Frank Sanderson, was eligible to file Schedule 13G under the provisions of Section 240.13d-(c).

ITEM 1.  Security and Issuer

      The class of equity securities to which this statement relates is the common stock, $1.00 par value per share (the "Common Stock"), of Sanderson Farms, Inc. a Mississippi corporation (the ACompany@), whose principal executive offices are located at 225 N. 13th Street, Laurel, Mississippi 39440.

ITEM 2.  Identity and Background.

      (a)   This statement is filed on behalf of William R. Sanderson.

      (b) Mr. Sanderson's address is 225 N. 13th Street, Laurel, Mississippi 39440.

      (c) Mr. Sanderson is the Director of Marketing for the Company and is a member of the Board of Directors of the Company.

      (d) During the last five years, Mr. Sanderson has not been convicted in a criminal proceeding (excluding any traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Sanderson has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Sanderson is a United States citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration.

      Not applicable.

ITEM 4.  Purpose of Transaction.

      On January 21, 1998, Mr. Sanderson was qualified as a co-executor of the Estate and therefore was deemed to have acquired the beneficial ownership of the Common Stock owned of record by the Estate. Pursuant to Rule 13d-4 of the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of those shares of Common Stock.

      Mr. Sanderson does not have any plans or proposals that relate to or would result in any of the following actions:

$ the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, other than the distribution of Common Stock of the Estate to the heirs and legatees of the decedent. These heirs and legatees are primarily the decedent's four children who include Mr. Sanderson and Joe F. Sanderson, Jr., the co-executors of the Estate;

* an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

* a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

* any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

* any material change in the present capitalization or dividend policy of the Company;

* any other material change in the Company's business or corporate structure;

* changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

* causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

* causing a class of securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

*     any action similar to any of those enumerated above.

      Mr. Sanderson is a director of the Company and, as such, participates in deliberations of the Board of Directors and Executive Committee that could involve actions such as the foregoing from time to time.

ITEM 5.  Interest in Securities of the Issuer.

      (a) Mr. Sanderson is the beneficial owner of 3,427,699 shares of Common Stock, representing approximately 24.9% of the shares of Common Stock of the Company believed to be outstanding.

      (b) Of the 3,427,699 shares of Common Stock reported herein as beneficially owned by Mr. Sanderson, he is the record owner of 132,150 shares and, as such, has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these shares.

      Mr. Sanderson is the beneficial owner of 8,561 shares allocated to his account in the Company's Employee Stock Option Plan ("ESOP") and has the sole power to vote or to direct the vote of these shares. The trustees of the ESOP share the power to dispose or to direct the disposition of these 8,561 shares.

      Mr. Sanderson may be deemed to be the beneficial owner of 3,229,672 shares as the co-executor of the Estate and, as such, shares with Joe F. Sanderson, Jr., as co-executors, the power to vote or to direct the vote and to dispose or to direct the disposition of these 3,229,672 shares.

      Mr. Sanderson may be deemed to be the beneficial owner of 8,460 shares which are owned of record by his wife, and she has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these 8,460 shares.

      Mr. Sanderson may be deemed to be the beneficial owner of 23,856 shares owned that he owns as custodian for his minor children, and he has the sole power to vote or to direct the vote and to dispose or to direct the disposition of these 23,856 shares.

      Of the 3,427,699 shares reported herein as beneficially owned by Mr. Sanderson, 25,000 represent options to purchase shares of Common Stock that Mr. Sanderson owns pursuant to the Company's stock option plan. These options are currently exercisable.

      Pursuant to Rule 13d-4 of the Exchange Act, Mr. Sanderson disclaims the beneficial ownership of the 3,229,672 shares owned of record by the Estate, the 8,460 shares owned of record by his wife and the 23,856 shares that he owns as custodian for his minor children.

      William R. Sanderson's business address is 225 N. 13th Street, Laurel, Mississippi 39440. He is the Director of Marketing of the Company and a member of the Board of Directors of the Company. During the last five years, William R. Sanderson has not been (a) convicted in a criminal proceeding (excluding any traffic violations and similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, order, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. William R. Sanderson is a citizen of the United States.

      (c) During the past sixty days, Mr. Sanderson has not effected any transactions involving the Common Stock of the Company.

      (d) The Estate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,229,672 shares owned of record by the Estate and reported herein as beneficially owned by Mr.
Sanderson, and this interest relates to more than 5% of the class of Common Stock believed to be outstanding. Mr. Sanderson's wife has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8,460 shares owned of record by her and reported herein as beneficially owned by Mr. Sanderson, and this interest does not relate to more than 5% of the class of Common Stock believed to be outstanding. Pursuant to Rule 13d-4, Mr. Sanderson disclaims the beneficial ownership of the shares described in this Item 5(d).

      (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      Pursuant to a Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association (the "Lender") and the Co-executors of the Estate, solely in their capacities as co-executors, the Estate has pledged 3,150,672 of its shares of Common Stock to secure its obligations under the Loan Agreement dated as of March 31, 1999 between the Lender and the Co-executors, solely in their capacities as co-executors. The Loan Agreement pertains to borrowings of $13,500,000, the proceeds of which were used primarily to pay estate taxes.

       The Lender has recently notified the Estate that the decline in market value of the Common Stock pledged as collateral for the Loan Agreement has caused the Estate to have insufficient collateral for the loan, in violation of the Loan Agreement. The Estate has been unable to cure this violation and is in the process of negotiating with another lender to take over the loan. The Estate has not received a notice of default from the Lender. A copy of the Loan Agreement is filed herewith as Exhibit 1, and a copy of the Pledge Agreement is filed herewith as Exhibit 2.


      Description of the contents of any document referred to in this Schedule 13D and filed as an exhibit hereto is necessarily not complete and, in each instance, reference is made to the document itself which is filed as an exhibit herewith.

ITEM 7.  Material to be Filed as Exhibits.


EXHIBIT 1 Loan Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased.

EXHIBIT 2 Pledge Agreement dated as of March 31, 1999 between Bank of America National Trust and Savings Association and Joe Franklin Sanderson, Jr. and William Ramon Sanderson, not individually but solely as co-executors of the Estate of Joe Franklin Sanderson, deceased.

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





                                          /s/William R. Sanderson
                                          William R. Sanderson


Dated: December 15, 1999

EXHIBIT 1





Bank of America                                               Loan Agreement
  National Trust and
  Savings Association
231 South LaSalle Street
Chicago, Illinois 60697



      This Agreement, dated as of March 31, 1999, is between BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION (the "Bank") and JOE FRANKLIN SANDERSON, JR. AND WILLIAM RAMON SANDERSON, NOT INDIVIDUALLY BUT SOLELY AS CO-EXECUTORS OF THE ESTATE OF JOE FRANKLIN SANDERSON, DECEASED (the "Borrower").

1.    TERM LOAN AMOUNT AND TERMS.

1.1 Term Loan Amount. The Bank agrees to provide a term loan (the "Term Loan") to the Borrower in the amount of $13,500,000 (the "Term Loan Commitment").

1.2 Availability Period. The Term Loan is available in one disbursement from the Bank between the date of this Agreement and April 15, 1999, unless an Event of Default has occurred.

1.3         Interest Rate. The interest rate is a per annum rate equal to 7.64%.

1.4          Repayment Terms.

(a) Interest. The Borrower will pay interest on July 1, 1999, and then quarterly thereafter on the first day of each January, April, July and October thereafter until payment in full of any principal outstanding under the Term Loan.

(b)          Principal.  The Borrower will repay (i) $1,000,000 of the

                  principal in 8 successive quarterly installments of $125,000 starting on April 1, 2000 and on the first day of each January, April, July and October thereafter through and including January 1, 2002, and (ii) the remaining principal in 16 successive quarterly installments of $781,250 starting April 1, 2002 and on the first day of each January, April, July and October thereafter. On January 1, 2006, the Borrower will repay the remaining principal balance plus any interest then due.

(c)         Prepayments Prohibited.  The Borrower may not prepay the
                  outstanding principal amount of the Term Loan in full or in part.

(d) Prepayment Penalty. In the event that the Borrower prepays the Term Loan in violation of Section 1.4(c) for any reason, such prepayment will be accompanied by payment of all accrued interest on the amount prepaid, plus an amount equal to the amount of interest that would have otherwise been paid on the portion of the Term Loan so prepaid through and including April 1, 2006.

2.    EXPENSES.

      The Borrower agrees to pay or, if previously paid by the Bank, reimburse the Bank upon demand, whether or not any loan is made under this Agreement, for:

(a) Filing and search fees, documentation fees, and other similar fees, costs and expenses incurred by the Bank in connection with this Agreement.

(b) The reasonable fees or expenses of the Bank's outside counsel, Rudnick & Wolfe, relating to the preparation of this Agreement and any agreement or instrument required by this Agreement.

(c) Any stamp or other taxes which may be payable with respect to the execution or delivery of this Agreement or any agreement or instrument required by this Agreement.

The amounts payable by the Borrower under this Section 2 shall be calculated so that in all events the Borrower will not be responsible for paying the same cost or expense more than once. The Borrower will be provided with statements in reasonable detail setting forth all fees, costs and expenses payable by the Borrower.

3.    DISBURSEMENTS, PAYMENTS AND COSTS.

3.1 Requests for Credit. Each request for an extension of credit will be made in writing in a manner acceptable to the Bank, or by another means acceptable to the Bank.

3.2         Disbursements and Payments.  Each disbursement by the Bank will
            --------------------------
            be made in immediately available funds and will be evidenced by records kept by the Bank. Each payment made by the Borrower will be made without set-off or counterclaim in immediately available funds not later than 2:00 p.m., Chicago time, on the date called for under this Agreement at the Bank's office at 231 South LaSalle Street, Chicago, Illinois 60697. Funds received on any day after such time will be deemed to have been received on the next Banking Day. Whenever any payment to be made under this Agreement is stated to be due on a day which is not a Banking Day, such payment will be made on the next succeeding Banking Day and such extension of time will be included in the computation of any interest.

3.3         Banking Days.  Unless otherwise provided in this Agreement, a
            ------------
            "Banking Day" is a day other than a Saturday or a Sunday on which the Bank is open for business in Chicago, Illinois. All payments and disbursements which would be due on a day which is not a Banking Day will be due on the next Banking Day. All payments received on a day which is not a Banking Day will be applied to the Term Loan on the next Banking Day.

3.4         Additional Costs.  The Borrower will pay the Bank, on demand, for
            ----------------
            the Bank's costs or losses arising from any statute or regulation, or any request or requirement of a regulatory agency, which in any such case is applicable to all national banks or a class of all national banks and imposed on the Bank by virtue of the Bank's status as a national bank. The costs and losses will be allocated to the Term Loan in a manner determined by the Bank, using any reasonable method. The costs include the following:

            (a) any reserve or deposit requirements; and

            (b) any capital  requirements  relating  to the Bank's  assets and commitments for credit.

The costs under this Section 3.4 will not include (i) costs that are imposed and assessed on the date of this Agreement by existing statutes or regulations, or
(ii) taxes imposed on the overall net income of the Bank. The provisions of this
Section 3.4 will not be applicable following repayment in full of the Term Loan.

3.5 Interest Calculation. Except as otherwise stated in this Agreement, all interest and fees, if any, will be computed on the basis of a 360 day year and the actual number of days elapsed. Installments of principal which are not paid when due under this Agreement shall continue to bear interest until paid.

3.6         Default Rate.  Upon written notice from the Bank to the Borrower
            ------------
            of the occurrence of any Event of Default, advances under this Agreement will bear interest during the continuance of such Event of Default at a rate per annum which is 4% higher than the Bank's Reference Rate. This will not constitute a waiver of any Event of Default. Any interest, fees or costs which are not paid when due shall bear interest at the Bank's Reference Rate plus 4%.
            This may result in compounding of interest.   The Bank will
            notify the Borrower in writing of the imposition of such default rate of interest. The "Reference Rate" is the rate of interest publicly announced from time to time by the Bank in San Francisco, California, as its Reference Rate. The Reference Rate is set by the Bank based on various factors, including the Bank's costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans. The Bank may price loans to its customers at, above or below the Reference Rate. Any change in the Reference Rate will take effect at the opening of business on the day specified in the public announcement of a change in the Bank's Reference Rate.

4.    COLLATERAL.

      4.1   Borrower's Obligations.  The Borrower's obligations
            ----------------------
            to the Bank under this Agreement will be secured by the shares of the common stock of Sanderson Farms, Inc. referred to in the Pledge Agreement, dated the date hereof (the "Securities"), between the Borrower and the Bank and may also be secured by cash or cash equivalents pursuant to the terms of the Security Agreement (Deposit Accounts), dated the date hereof by the Borrower in favor of the Bank.

      4.2   Under Margin - Additional Pledge.  If for any reason, including a
            ---------------------------------
            decline in the Market Value of the Securities, the ratio (the "Loan-to-Value Ratio") of (i) the remainder of (x) the unpaid principal amount of the Term Loan, minus (y) the amount of any cash or cash equivalents subject to a first priority security interest in favor of the Bank and securing the obligations of the Borrower with respect to the principal of the Term Loan, to (ii) the Market Value of the Securities, exceeds 45%, the Bank will notify the Borrower that the Borrower is under margin. Within five Banking Days of the giving of any such notice by the Bank, the Borrower will cause the Loan-to-Value Ratio to be reduced to 35% by either (i) with the consent of the Bank, making a payment on the Term Loan in the amount of the shortfall, or (ii) pledging to the Bank additional collateral that is acceptable to the Bank in its sole discretion exercised in a commercially reasonable manner. It is acknowledged by the Bank that the common stock of Sanderson Farms, Inc. and cash or cash equivalents are acceptable collateral. "Market Value" means, to the extent quotations are available, the closing sale price of the Securities on the preceding Banking Day as appearing on any regularly published reporting or quotation service or, if there is no closing sale price, any reasonable estimate used by the Bank in accordance with sound banking practices; provided, however, that any equity
                                          --------  -------
            Securities having a closing sale price of less than $6 per share or unit shall be deemed to have a Market Value of zero dollars ($0).

4.3 Application of Cash Collateral. In the event that at any time the Borrower has granted to the Bank a first priority security interest in cash or cash equivalents as collateral for the Term Loan, as provided in Sections 4.2 and 7.10, provided that no Event of Default has occurred and is continuing and that after giving effect to any such application the 35% Loan to Value Ratio required by Section 4.2 is maintained, upon the request of the Borrower the Bank will permit the application of such cash or cash equivalents to regularly scheduled principal installments of the Term Loan or to the principal or interest installments or payments on the Term Loan, as the case may be.

5.    CONDITIONS.

      The Bank must receive the following items, in form and content acceptable to the Bank, before it is required to extend any credit to the Borrower under this Agreement:

5.1         Authorizations.   Evidence   that  the   execution,   delivery   and
            performance by the Borrower of this Agreement and any agreement or instrument required by this Agreement have been duly authorized.

5.2 Pledge Agreement. A signed original Pledge Agreement providing for a pledge by the Borrower to the Bank of 2,600,000 shares of the common stock of Sanderson Farms, Inc., together with stock certificates representing such shares and blank stock powers.

5.3 Security Agreement. A signed original Security Agreement (Deposit Accounts) providing for the grant of a security interest by the Borrower to the Bank in the money market account or accounts or certificate(s) of deposit of the Borrower maintained with the Bank for that purpose.

5.4 Evidence of Priority. Evidence that security interests and liens in favor of the Bank are valid, enforceable, and prior to all others' rights and interests, except those the Bank consents to in writing.

5.5 Co-Executors' Certificate. A certificate of the co-executors of the Borrower concerning such matters as the Bank may reasonably require, together with a copy of the evidence of the appointment and authority of the co-executors of the Borrower.

5.6 Legal Opinion. A written opinion from the Borrower's legal counsel, Butler, Snow, O'Mara, Stevens & Cannada, PLLC, covering such matters as the Bank may require. The terms of the opinion must be acceptable to the Bank.

5.7         Form U-1. Federal Reserve Form U-1 executed by the Borrower.

5.8 Probate Court Authorization. An order from the Chancery Court of the Second Judicial District of Jones County, Mississippi (a) authorizing the Term Loan, and (b) finding that the Term Loan was necessarily incurred in the administration of the Estate of Joe Franklin Sanderson, Deceased.

5.9 Payment of Fees. Payment of all accrued and unpaid expenses incurred by the Bank as required by the Section of this Agreement entitled "Expenses".

5.10        Other Items. Any other items that the Bank reasonably requires.

6.    REPRESENTATIONS AND WARRANTIES.

      When the Borrower signs this Agreement, and until the Bank is repaid in full, the Borrower makes the following representations and warranties. Each request for an extension of credit constitutes a renewed representation.

6.1 Authorization. This Agreement, and any instrument or agreement required hereunder, are within the Borrower's powers and have been duly authorized.

6.2 Enforceable Agreement. This Agreement is a legal, valid and binding agreement of the Borrower, enforceable against the Borrower in accordance with its terms, and any instrument or agreement required hereunder, when executed and delivered, will be similarly legal, valid, binding and enforceable.

6.3 No Conflicts. This Agreement does not conflict with any law, agreement, or obligation by which the Borrower is bound.

6.4 Financial Information. All financial and other information that has been or will be supplied to the Bank, including the Borrower's financial statement dated as of December 31, 1998, is:

(a) sufficiently complete to give the Bank accurate knowledge of the Borrower's financial condition including all material contingent liabilities.

(b)         in compliance with all government regulations that apply.

Since the date of the financial statement specified above, there has been no material adverse change in the Borrower's ability to repay the Term Loan.

6.5 Lawsuits. As of the date of this Agreement, there is no lawsuit, tax claim or other dispute pending or threatened against the Borrower or the Borrower's property, which, if lost, would impair the Borrower's financial condition or would impair the Borrower's ability to repay the Term Loan, except as disclosed in writing to the Bank. It is acknowledged by the Bank that the Borrower has disclosed to the Bank that inchoate liens may exist against the property of the Borrower for state and federal estate taxes until such taxes are paid.

6.6 Collateral. All collateral required in this Agreement is owned by the grantor of the security interest free of any title defects or any liens or interests of others, except as disclosed in writing to the Bank. It is acknowledged by the Bank that the Borrower has disclosed to the Bank that inchoate liens may exist against the property of the Borrower for state and federal estate taxes until such taxes are paid.

6.7 Other Obligations. As of the date of this Agreement, the Borrower is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation.

6.8 Income Taxes. As of the date of this Agreement, the Borrower has filed (or has obtained extension of the due date from the applicable authorities) all tax returns required to be filed and has paid, or made adequate provisions for the payment of, all taxes due and payable pursuant to such returns and pursuant to any assessments made against the Borrower or any of the Borrower's property. As of the date of this Agreement, no tax liens have been filed and no material claims are being asserted with respect to any such taxes. As of the date of this Agreement, the Borrower is not aware of any proposed assessment or adjustment for additional taxes (or any basis for any such assessment) which might be material to the Borrower.

6.9 No Event of Default. There is no event which is, or with notice or lapse of time or both would be, an Event of Default under this Agreement.

6.10 Sanderson Farms, Inc. Stock Ownership. As of the date of this Agreement, Borrower owns not less than 3,000,000 shares of the common stock of Sanderson Farms, Inc.

7.    COVENANTS.

      The Borrower agrees, so long as credit is available under this Agreement and until the Bank is repaid in full:

7.1 Use of Proceeds. To use the proceeds of the Term Loan only for the payment of Federal and Mississippi state estate taxes and income taxes.

7.2 Financial Information. To provide the following financial information and statements in form and content acceptable to the Bank and such additional information as reasonably requested by the Bank from time to time:

(a)         The   Borrower's   annual   financial   statements   in   form
            satisfactory to Bank by February 15 of each year.

(b)         The  Borrower's   quarterly   financial   statements  in  form
            satisfactory to the Bank within 30 days after the end of each calendar quarter.

(c) Copies of the Borrower's federal income tax return (with all forms K-1 attached), within 30 days of filing, and, if requested by the Bank, copies of any extensions of the filing date.

7.3 Transfers to Trusts. Not to transfer any of the Borrower's assets to a trust, except for transfers permitted by Section 7.10 which permitted transfers may include transfers to the Joe Frank and Ann Sanderson Family Trust established pursuant to the Last Will and Testament of Joe Franklin Sanderson.

7.4 Other Debts. Not to have outstanding or incur any direct or contingent liabilities or lease obligations (other than those to the Bank), or become liable for the liabilities of others, without the Bank's written consent. This does not prohibit:

(a) Liabilities for, and debt incurred by the Borrower to pay, estate taxes which are in excess of the amounts currently estimated to be due from the Borrower as disclosed in writing to the Bank and which are due and payable.

(b) Debt not exceeding $250,000 in aggregate principal amount at any time outstanding incurred to provide for the payment of operating costs of the property known as Pine Lane Ranch owned by the Joe Frank Sanderson Family Limited Partnership.

(c) Liabilities for administration expenses of the Estate (as defined below) including, but not limited to, fees and expenses of attorneys, accountants and other professionals and income and capital gains taxes and liabilities incurred in the ordinary course in connection with the maintenance or sale of the assets of the Estate.

(d)  Liabilities for income taxes which are not yet due and payable.

(e)  Contingent liabilities permitted by this Agreement.

(f) At any time from and during the period that the Borrower has granted to the Bank a first priority security interest in cash or cash equivalents as collateral for the Term Loan (the "Cash Collateral") equal to the sum (the "Principal and Interest Cash Collateral Requirement") of (i) the outstanding principal balance of the Term Loan, plus (ii) the present value (as determined by the Bank using a commercially reasonable discount rate acceptable to the
     Bank) of the remaining interest payments on the Term Loan through and including April 1, 2006, additional debt for borrowed money without limitation.

7.5 Other Liens. Not to create, assume, or allow any security interest or lien (including judicial liens) on property the Borrower now or later owns, except:

(a) Mortgages or deeds of trust and security agreements in favor of the Bank.

(b) Liens for state and federal estate taxes and income taxes not yet due.

(c) Liens on assets of the Borrower which are not subject to a security interest in favor of the Bank and which secure indebtedness permitted by Section 7.4.

(d) Liens limited to the Pine Lane Ranch assets securing loans permitted by Section 7.4(b).

(e) Liens arising by operation of law, which liens and/or the obligation secured thereby are being contested by the Borrower in good faith by proper legal actions or proceedings, and as to which the Borrower has given the Bank written notice of its intention to contest such lien and/or obligation and at the time of commencement of any such action or proceeding, and during the pendency thereof (i) no Event of Default shall have occurred and be continuing, (ii) adequate reserves with respect to the obligation which such lien secures are maintained on the books of the Borrower, (iii) such contest operates to suspend collection of the obligation such lien secures and such contest is maintained and prosecuted continuously with diligence, (iv) none of the collateral for the Term Loan would be subject to forfeiture or loss of the security interest in favor of the Bank by reason of the institution or prosecution of such contest, and (v) the Borrower promptly pays or discharges the obligation secured by such lien, and provides to the Bank evidence thereof satisfactory to the Bank, if such contest is terminated or discontinued adversely to the Borrower.

(f)  Liens securing debt permitted by Section 7.4(f).

7.6  Notices to Bank.  To promptly notify the Bank in writing of:

(a) any lawsuit over $500,000 against the Borrower or any of the Borrower's property.

(b)  any substantial   dispute   between  the  Borrower  and  any
     government authority.

(c)  any failure to comply with this Agreement.

(d)  any material adverse change in the Borrower's financial condition.

7.7 Compliance with Laws. To comply with the laws, regulations, and orders of any government body with authority over the Borrower.

7.8 Perfection of Liens. To help the Bank perfect and protect its security interests and liens, and reimburse it for related reasonable out-of-pocket expenses and reasonable fees of outside counsel it incurs to protect its security interests and liens.

7.9 Cooperation. To take any action reasonably requested by the Bank to carry out the intent of this Agreement.

7.10 Disposition of Assets. Not to, without the Bank's written consent, distribute or transfer without receipt of fair market value consideration any shares of the common stock of Sanderson Farms, Inc. held by the Borrower or all or a substantial part of the Borrower's other assets; provided, however, that if no Event of Default has occurred and is continuing or would exist immediately after the distribution and after giving effect to the distribution the 35% Loan to Value Ratio required by Section 4.2 is maintained:

            (i) during the period from the date hereof through and including December 31, 2000, the Borrower may, in each calendar year during such period, distribute to the legatees of the Estate of Joe Franklin Sanderson, Deceased (the "Estate") not more than (x) 200,000 shares in the aggregate of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash) which are not pledged to the Bank, plus, during the calendar year ending December 31, 2000, (y) the number of such shares of common stock of Sanderson Farms, Inc. (or an equivalent amount of cash) permitted to be distributed during the immediately preceding calendar year by clause (x) above and not so distributed during the immediately preceding calendar year;

            (ii) from and after December 31, 2000 the Borrower may distribute to the legatees of the Estate any of the shares of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash) which was permitted to be distributed under clause (i) above and which was not distributed during the period specified in clause (i);

            (iii) during the period commencing on January 1, 2001 and thereafter, if shares of common stock of Sanderson Farms, Inc. have been released from the lien of the Pledge Agreement referred to in Section 5.2 hereof (the "Pledge Agreement") pursuant to Section 8 of the Pledge Agreement and provided that after giving effect to the distribution the Borrower's Net Worth (as defined below) is not less than $2,500,000, the Borrower may, in each calendar year during such period distribute to the legatees of the Estate not more than 200,000 shares in the aggregate of the common stock of Sanderson Farms, Inc. (or an equivalent amount of cash) which are not pledged to the Bank. Notwithstanding the foregoing, in the event that pursuant to Section 4.2 the Borrower has granted to the Bank a security interest in Cash Collateral equal to the outstanding principal balance of the Term Loan, no Event of Default has occurred or is continuing or would occur as a result of the distribution or sale and after giving effect to the distribution or sale the Borrower's Net Worth is not less than $2,500,000, Borrower may distribute to the legatees of the Estate any number of shares of the common stock of Sanderson Farms, Inc.; provided, however, that the Borrower will not have to satisfy such Net Worth requirement if the Borrower has granted to the Bank a security interest in Cash Collateral equal to the Principal and Interest Cash Collateral Requirement. At least one Banking Day prior to any distribution permitted under this clause (iii) for which a minimum Net Worth is required, the Borrower shall deliver to the Bank a written verification of the Borrower's Net Worth, in form and content acceptable to the Bank and as of the date not more than 30 days prior to the date of delivery, together with a projection of the Borrower's Net Worth immediately after the proposed distribution. "Net Worth" means the gross fair market value of the Borrower's assets (excluding all intangibles and all collateral in which the Bank has a security interest as security for the Term Loan) less total liabilities (excluding the Term Loan), including, but not limited to, estimated taxes.

      Not to, without the prior written consent of the Bank, distribute, transfer, dispose or utilize dividends paid with respect to common stock of Sanderson Farms, Inc. held by the Estate; provided, however, that the Borrower may utilize dividends received on the shares of common stock of Sanderson Farms, Inc. held by the Borrower, to pay expenses of the Estate including income tax obligations, professional fees and expenses and other customary fees and expenses incurred in connection with the administration of the Estate, including, but not limited to, fees and expenses of attorneys, accountants and other professionals and income and capital gains taxes and liabilities incurred in the ordinary course in connection with the maintenance or sale of the assets of the Estate.

      The provisions of this Section 7.10 are not intended to and do not prohibit the Borrower from selling shares of the common stock of Sanderson Farms, Inc. which at the time of such sale are held by the Bank as collateral for the Term Loan provided that (i) at the time of such sale no Event of Default has occurred and is continuing, (ii) the Bank receives as substitute collateral such portion of the proceeds of such sale as are necessary to maintain the 35% Loan to Value Ratio required by Section 4.2, and (iii) such sale is effected in a manner reasonably acceptable to the Bank which provides for an uninterrupted security interest in favor of the Bank in the stock to be sold and following the sale, the proceeds thereof.

      The provisions of this Section 7.10 are not intended to and do not prohibit the Borrower from paying liabilities of the Estate permitted by this Agreement from the assets of the Estate which are not serving as collateral for the Term Loan.

      The provisions of this Section are not intended to and do not prohibit liens permitted by Section 7.5.

      110   Termination.  Not to close the Estate.

      120 Income Taxes. The Borrower will file (or obtain extension of the due date from the applicable authorities) all tax returns required to be filed and pay, or make adequate provisions for the payment of, all taxes due and payable pursuant to such returns and pursuant to any assessments made against the Borrower or any of the Borrower's property.

8.    DEFAULT.

      If any of the following events ("Events of Default") occurs, the Bank may do one or more of the following: declare the Borrower in default (of which declaration prompt notice shall be given to the Borrower), stop making any additional credit available to the Borrower, and require the Borrower to repay the entire Term Loan immediately and without prior notice. If an Event of Default occurs under the section entitled "Bankruptcy" below, then the entire Term Loan outstanding under this Agreement will automatically become due immediately.

8.1 Failure to Pay. The Borrower fails to make a payment under this Agreement within five days when due.

8.2 Lien Priority. The Bank fails to have an enforceable first lien (except for any prior liens to which the Bank has consented in writing) on or security interest in any property given as security for the Term Loan.

8.3 False Information. The Borrower has given the Bank false or misleading information or representations.

8.4   Termination.  The Borrower is terminated.

8.5 Bankruptcy. The Borrower files a bankruptcy petition, a bankruptcy petition is filed against the Borrower and is not dismissed within 60 days, or the Borrower makes a general assignment for the benefit of creditors. The default will be deemed cured if any bankruptcy petition filed against the Borrower is dismissed within a period of 60 days after the filing; provided, however, that the Bank will not be obligated to extend any additional credit to the Borrower during that period.

8.6 Receivers; Termination. A receiver or similar official is appointed for the Borrower's assets.

8.7 Lawsuits. Any lawsuit or lawsuits are filed against the Borrower in an aggregate amount of $500,000 or more in excess of the sum of (i) any insurance coverage and (ii) the unencumbered assets of the Borrower which is not dismissed within 180 days of the date when filed.

8.8 Judgments. Any judgments or arbitration awards are entered against the Borrower; or the Borrower enters into any settlement agreements (excluding settlement agreements with respect to the Borrower's Federal or Mississippi state estate tax liability) with respect to any litigation or arbitration, in an aggregate amount of $500,000 or more in excess of the sum of (i) any insurance coverage, and (ii) the fair market value of any unencumbered assets of the Borrower.

8.9 Material Adverse Change. A material adverse change occurs, or is reasonably likely to occur, in the Borrower's ability to repay the Term Loan.

8.10 Cross Default. Any default occurs under any agreement in connection with any credit the Borrower has obtained from anyone else or which the Borrower has guaranteed, in the amount of $100,000 or more in the aggregate, if the default consists of failing to make a payment when due or gives the other lender the right to accelerate the obligation.

8.11 Default under Related Documents. Any guaranty, subordination agreement, security agreement, mortgage, deed of trust, or other document required by this Agreement is violated by the Borrower or no longer in effect without the Bank's concurrence.

8.12 Other Bank Agreements. The Borrower fails to meet the conditions of, or fails to perform any obligation under, any other agreement the Borrower has with the Bank or any affiliate of the Bank or demand is made by the Bank or an affiliate of the Bank on an obligation owing to the Bank or such affiliate under any other agreement the Borrower has with the Bank or any affiliate of the Bank.

8.13 Use of Proceeds. The Borrower does not utilize or invest the proceeds of any extension of credit made under this Agreement for the purposes described in Section 7.1.

8.14 Other Breach under Agreement. The Borrower fails to perform any obligation under any term of this Agreement not specifically referred to in this Article 8. If, in the Bank's opinion, the breach is capable of being remedied, the breach will not be considered an Event of Default under this Agreement for a period of 30 days after the date on which the Bank gives written notice of the breach to the Borrower; provided, however, that the Bank will not be obligated to extend any additional credit to the Borrower during that period.

9.    ENFORCING THIS AGREEMENT; MISCELLANEOUS.

9.1   Financial   Computations.   Except  as  otherwise   stated  in  this
      Agreement, all financial information provided to the Bank and all financial covenants will be made in accordance with accounting principles applied consistently with those applied in the preparation of the Borrower's financial statements dated December 31, 1998.

9.2 Adjustment of Number of Shares. The number of shares of Sanderson Farms, Inc. common stock designated in Section 7.10 of this Agreement shall be automatically adjusted to give effect to any stock split or similar event.

9.3 Illinois Law. THIS AGREEMENT IS GOVERNED BY THE INTERNAL LAWS OF THE STATE OF ILLINOIS.

9.4 Successors and Assigns. This Agreement is binding on the Borrower's and the Bank's successors and assignees. The Borrower agrees that the Borrower may not assign this Agreement without the Bank's prior consent. The Bank may sell participations in or assign the Term Loan, but will give the Borrower prior written notice thereof.

9.5 Severability; Waivers. If any part of this Agreement is not enforceable, the rest of the Agreement may be enforced. The Bank retains all rights, even if it makes a loan after default. If the Bank waives a default, it may enforce a later default. Any consent or waiver under this Agreement must be in writing.

9.6 Attorneys' Fees. Except as provided in the next sentence, the Borrower shall pay or, if previously paid by the Bank, reimburse the Bank for any reasonable costs and attorneys' fees incurred by the Bank in connection with the enforcement or preservation of any rights or remedies under this Agreement and any other documents executed in connection with this Agreement, and in connection with any amendment, waiver, "workout" or restructuring under this Agreement. In the event of a lawsuit or arbitration proceeding, the prevailing party is entitled to recover costs and reasonable attorneys' fees incurred in connection with the lawsuit or arbitration proceeding, as determined by the court or arbitrator. In the event that any case is commenced by or against the Borrower under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute, the Bank is entitled to recover costs and reasonable attorneys' fees incurred by the Bank related to the preservation, protection, or enforcement of any rights of the Bank in such a case.

9.7 One Agreement. This Agreement and any related security or other agreements required by this Agreement, collectively:

(a) represent the sum of the understandings and agreements between the Bank and the Borrower concerning this credit;

(b) replace any prior oral or written agreements between the Bank and the Borrower concerning this credit; and

(c) are intended by the Bank and the Borrower as the final, complete and exclusive statement of the terms agreed to by them.

In the event of any conflict between this Agreement and any other agreements required by this Agreement, this Agreement will prevail.

9.8 Indemnification. The Borrower will defend, indemnify and hold the Bank harmless from any loss, liability, damages, judgments, and costs of any kind arising from claims, actions or proceedings asserted or instituted by parties other than the Borrower relating to or arising directly or indirectly out of (a) this Agreement or any document required hereunder, (b) any credit extended or committed by the Bank to the Borrower hereunder, and
     (c) any litigation or proceeding related to or arising out of this Agreement, any such document, or any such credit, except for any loss, liability, damages, judgments or costs incurred as a direct result of the Bank's intentional breach of its obligations under this Agreement or the Bank's gross negligence or willful misconduct. This indemnity includes but is not limited to reasonable attorneys' fees. This indemnity extends to the Bank, its parent, subsidiaries and all of their directors, officers, employees, agents, successors, attorneys, and assigns. This indemnity will survive repayment of the Borrower's obligations to the Bank. All sums due to the Bank hereunder shall be obligations of the Borrower, due and payable immediately without demand. The Bank will give the Borrower prompt notice of any indemnified matter and will not settle any such matter if such settlement results in a liability of the Borrower to the Bank hereunder without the Borrower's prior written consent.

9.9 No Future Commitment. The Borrower acknowledges that the Bank has made no commitment to extend any additional credit to the Borrower or to continue the credit provided hereunder after this Agreement expires or is terminated as provided herein.

9.10 Notices. All notices required under this Agreement will be in writing and will be transmitted by personal delivery, first class mail, overnight courier, or facsimile to the addresses or facsimile numbers on the signature page of this Agreement, or to such other addresses or facsimile numbers as the Bank and the Borrower may specify from time to time in writing.

9.11 Headings. Article and section headings are for reference only and do not affect the interpretation or meaning of any provisions of this Agreement.

9.12 Counterparts. This Agreement may be executed in as many counterparts as necessary or convenient, and by the different parties on separate counterparts each of which, when so executed, will be deemed an original but all such counterparts constitute but one and the same agreement.

9.13 Consent to Jurisdiction. To induce the Bank to accept this Agreement, the Borrower irrevocably agrees that, subject to the Bank's sole and absolute election, ALL ACTIONS OR PROCEEDINGS IN ANY WAY ARISING OUT OF OR RELATED TO THIS AGREEMENT WILL BE LITIGATED IN COURTS HAVING SITUS IN CHICAGO, ILLINOIS. THE BORROWER HEREBY CONSENTS AND SUBMITS TO THE JURISDICTION OF ANY COURT LOCATED WITHIN CHICAGO, ILLINOIS, WAIVES PERSONAL SERVICE OF PROCESS UPON THE BORROWER, AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE BY REGISTERED MAIL DIRECTED TO THE BORROWER AT THE ADDRESS STATED ON THE SIGNATURE PAGE HEREOF AND SERVICE SO MADE WILL BE DEEMED TO BE COMPLETED UPON ACTUAL RECEIPT. THE PROVISIONS OF THIS SECTION 9.13 DO NOT CONSTITUTE A WAIVER OF THE BORROWER'S ABILITY TO REMOVE ANY ACTION OR PROCEEDING FROM A STATE COURT LOCATED IN CHICAGO, ILLINOIS TO A FEDERAL COURT LOCATED IN CHICAGO, ILLINOIS.

9.14 Waiver of Jury Trial. THE BORROWER AND THE BANK EACH WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS (a) UNDER THIS AGREEMENT OR ANY RELATED AGREEMENT OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION WITH THIS AGREEMENT OR (b) ARISING FROM ANY BANKING RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT, AND AGREES THAT ANY SUCH ACTION OR PROCEEDING WILL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

      This Agreement is executed as of the date stated at the top of the first page.

BANK OF AMERICA NATIONAL TRUST
  AND SAVINGS ASSOCIATION                 /s/Joe Franklin Sanderson, Jr.
                                          JOE  FRANKLIN  SANDERSON,   JR.,  AS
                                          CO-EXECUTOR  OF  THE  ESTATE  OF JOE
By:/s/Heidi J. Westland                   FRANKLIN  SANDERSON,  DECEASED,  AND
    Name:                                 NOT IN HIS INDIVIDUAL CAPACITY
    Title:Vice President

                                          /s/William Ramon Sanderson
                                          WILLIAM    RAMON    SANDERSON,    AS
                                          CO-EXECUTOR  OF  THE  ESTATE  OF JOE
                                          FRANKLIN  SANDERSON,  DECEASED,  AND
                                          NOT IN HIS INDIVIDUAL CAPACITY


Address where notices to the Bank
are to be sent:                           Address   where   notices   to   the
                                          Borrower are to be sent:
Bank of America National Trust
  and Savings Association                 225 North 13th Avenue
231 South LaSalle Street                  Laurel, Mississippi  39440
Chicago, Illinois  60697                  Facsimile No.: (601) 426-1461
Attention:  Sherri Lange
Facsimile No.:  (312) 987-0806

STATE OF MISSISSIPPI    )
                        ) SS
COUNTY OF JONES         )


      Subscribed, sworn to and acknowledged before me this 24th day of March, 1999 by Joe Franklin Sanderson, Jr. and William Ramon Sanderson, as Co-Executors of the Estate of Joe Franklin Sanderson, Deceased, who personally appeared before me.

      Witness my hand and official seal.


                                                      /s/Sarah J. Twiddy
                                                      Notary Public

My commission expires:
August 14, 2001

EXHIBIT 2




Bank of America                                            Pledge Agreement
  National Trust and
  Savings Association




      Agreement dated as of March 31, 1999, entered into by and between JOE FRANKLIN SANDERSON, JR. AND WILLIAM RAMON SANDERSON, NOT INDIVIDUALLY BUT SOLELY AS CO-EXECUTORS OF THE ESTATE OF JOE FRANKLIN SANDERSON, DECEASED ("Pledgor") and BANK OF AMERICA NATIONAL TRUST AND SAVINGS ASSOCIATION ("Lender").

      WHEREAS, Lender and Pledgor have entered into a certain Loan Agreement dated as of March 31, 1999 (the "Loan Agreement").

      NOW, THEREFORE, in order to induce Lender to make loans and advances to Pledgor pursuant to the Loan Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

      Section 10. Pledge. Pledgor hereby pledges, hypothecates, assigns, transfers, sets over and delivers unto Lender, and grants to Lender a security interest in,

14.         the securities described in Schedule A,
15.         all securities, rights and other property described in Section
            2(b)(2),
16. each certificate or other instrument representing any of the foregoing,
17. all privileges and preferences appertaining or incidental to any or all of the foregoing,
18. all monies of every kind and nature payable in respect of any or all of the foregoing, and
19.         the proceeds of the foregoing,

(collectively, the "Collateral"), in order to secure all obligations of Pledgor hereunder and all obligations of Pledgor under the Loan Agreement.

      Pledgor may, from time to time, cause additional securities to be included as part of the Collateral by delivering to Lender a Pledge Amendment, duly executed by Pledgor, in substantially the form of Schedule B (a "Pledge Amendment"), in respect of the additional securities which are to be pledged. Pledgor hereby authorizes Lender to attach each such Pledge Amendment to this Agreement and agrees that all securities listed on any Pledge Amendment delivered to Lender shall for all purposes hereunder be considered Collateral.

      Section     11.     Power of Attorney; Registration; Income and Voting
Rights.

20. Pledgor hereby irrevocably appoints Lender Pledgor's attorney, coupled with an interest, with full power of substitution,

1. for purposes not inconsistent with this Agreement, to arrange for the transfer of the Collateral or any part thereof into the name of Lender or into the name of Lender's nominee, if, at any time, Lender shall, in its sole discretion, deem such a transfer to be desirable, and

2. for the purpose of taking any action and executing any instrument, in the name of Pledgor or otherwise, which Lender may at any time deem necessary or appropriate in order to (i) perfect its security interest in the Collateral or any part thereof, and (ii) foreclose said security interest or otherwise exercise its rights under this Agreement and in and to the Collateral.

21. As long as no Default, as hereinafter defined, and no event which with the giving of notice or the lapse of time or both would constitute such a Default, shall have occurred and be continuing:

1. Pledgor shall be entitled to exercise any and all voting and/or consensual rights and powers relating or pertaining to the Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement or the Loan Agreement.

2.          Pledgor shall, unless otherwise prohibited, be entitled to receive and retain any and all dividends and interest on the Collateral, but, except as otherwise provided in the Loan Agreement, any and all other cash and other property received in payment of the principal of or in redemption of or in exchange for any of the Collateral (either at maturity or otherwise), shall be and become part of the Collateral pledged hereunder and, if received by Pledgor, shall be held in trust for the benefit of Lender and shall forthwith be delivered to Lender or its designated nominee (accompanied by proper instruments of assignment and/or stock or bond powers executed by Pledgor in accordance with Lender's instructions) to be held subject to the terms of this Agreement.

3.          Lender shall execute and deliver (or cause to be executed and delivered) to Pledgor all of such proxies, powers of attorney, interest coupons and other papers as Pledgor may request for the purpose of enabling Pledgor to exercise the voting and/or consensual rights and powers which Pledgor is entitled to exercise pursuant to (1) above and/or to receive the interest which Pledgor is authorized to receive and retain pursuant to (2) above.

22. Upon the occurrence and during the continuance of a Default hereunder, or any event which with the giving of notice or the lapse of time, or both, would constitute such a Default, all rights of Pledgor to exercise the voting and/or consensual rights and powers which Pledgor is entitled to exercise pursuant to
            (b)(1) hereof and/or to receive the dividends and interest which Pledgor is authorized to receive and retain pursuant to (b)(2) hereof shall cease, and all such rights shall thereupon become vested in Lender; provided, however, that Lender, as the sole
                              --------  -------
            further condition to the vesting pursuant to this (c) of such voting and/or consensual rights and powers of Lender, shall notify Pledgor in writing that Lender elects to exercise such rights and powers, and Lender shall have the sole and exclusive right and authority to exercise such voting and/or consensual rights and powers and/or to receive and retain the dividends and interest which Pledgor would otherwise be authorized to retain pursuant to (b)(2) hereof.

23. Any and all money and other property paid over to or received by Lender pursuant to the provisions of (c) above shall be retained by Lender as additional Collateral under, and be applied in accordance with the provisions of this Agreement and the Loan Agreement.

      Section 12. Representations and Warranties. Pledgor represents and warrants that:

24. All stock constituting Collateral is duly authorized, validly issued and outstanding, and non-assessable, and Pledgor will warrant and defend Pledgor's title thereto and sole beneficial ownership thereof against all persons claiming any interest therein except Lender or any person claiming through Lender.

25. Except for restrictions imposed by this Agreement and restrictions on public offerings and sales of securities imposed by applicable securities laws of the United States of America, or any state thereof, there are not and will not be any restrictions upon the sale or other disposition of any of the Collateral.

26. None of the Collateral was acquired pursuant to an investment letter or in any other fashion which would restrict free salability or require registration under applicable securities laws of the United States of America, or any state thereof, as a condition for sale of any of the Collateral, other than restrictions that result from Pledgor's status as an "affiliate" of Sanderson Farms, Inc., as such term is defined in Securities and Exchange Commission Rule 144.

27. Except as contemplated by (b) above, Pledgor now has and will have, without obtaining the consent of any governmental authority, stock exchange or any other person except Lender, the right to pledge, to grant a security interest in and otherwise to transfer and to dispose of the Collateral free of any liens, security interests or other encumbrances, and free of any rights or equities in favor of any other persons, except those created by this Agreement.

28. This Agreement is Pledgor's valid and legally binding agreement enforceable in accordance with its terms.

      Section 13. Defaults, etc. and Remedies. Any of the following shall constitute a "Default" under this Agreement: (a) if any representation or warranty made by Pledgor in this Agreement or in any instrument, document or certificate furnished hereunder or in connection herewith shall prove to have been incorrect in any material respect at the time it was made; (b) if Pledgor fails to observe or perform any of Pledgor's covenants, agreements, obligations and undertakings contained in this Agreement, provided that if, in Lender's opinion, the failure is capable of being remedied, such failure will not be considered a Default under this Agreement for a period of 30 days after the date on which Lender gives written notice of the failure to Pledgor; or (c) if an "Event of Default" occurs under the Loan Agreement. In the event of any such Default, Lender shall be cumulatively or alternatively entitled, without further notice to Pledgor, and without necessity for legal proceedings, to apply any or all cash Collateral to the debt secured hereby; to sell (subject to applicable securities laws) any or all of the securities serving as Collateral; and to transfer to the name of, or register in the name of, Lender or its nominee, as owner rather than as secured party, any or all Collateral. In addition, and not by way of limitation of the foregoing, Lender shall have any or all remedies provided by law, including but not limited to all rights and powers of a secured party after default pursuant to the Uniform Commercial Code.

      Section 14. Application of Proceeds of Sale, etc. Upon any exercise of remedies following an Event of Default pursuant to Section 4, the proceeds of any sale or other disposition of, or any collection of or realization on, any of the Collateral, and any cash held by Lender as part of the Collateral hereunder, shall be applied by Lender from time to time to pay:

            first: all costs, fees and expenses paid by Lender or which Lender has agreed to pay (including all amounts paid by Lender for the account of Pledgor or to Lender's agents, brokers, outside counsel and consultants) in connection with the exercise, protection or enforcement of Lender's rights and remedies under this Agreement and in and to the Collateral, including any and all taxes, assessments, charges and encumbrances of every kind affecting the Collateral prior to the security interest created by this Agreement which Lender may consider necessary or desirable to pay;

            second: to the payment of the entire indebtedness due Lender under the Loan Agreement;

            third: the excess, if any, shall be paid to Pledgor or to whomever is then legally entitled to receive the same.

      Section 15. Duty of Pledgee; Exercise of Rights and Remedies. Lender shall have no duty as to the protection of any of the Collateral or any income with respect thereto, nor as to the preservation of rights against prior parties, nor as to the preservation of any rights pertaining to any of the Collateral beyond reasonable care in its custody. Upon Default, Lender may exercise its rights and remedies with respect to any of the Collateral without resort or regard to other security or sources of payment for the Pledgor's obligations.

      Section 16. Terms Subject to Applicable Law. All rights, powers and remedies provided herein may be exercised only to the extent that the exercise thereof does not violate any applicable laws, and are intended to be limited to the extent necessary so that they will not render this Agreement invalid, unenforceable or entitled to be recorded, registered or filed under any applicable law. If any term of this Agreement or any application thereof shall be held to be invalid, illegal or unenforceable, the validity of any other terms of this Agreement or any other applications of such term shall in no way be affected thereby.

      Section 17. Release of Collateral. On payment in full of all obligations of Pledgor hereunder and all obligations of Pledgor under the Loan Agreement, Lender shall promptly release its security interest in the Collateral. In addition, if at any time on or after October 1, 1999 (i) no Default has occurred and is continuing, and (ii) the ratio of (x) remainder of (A) the unpaid principal amount of the "Term Loan" (as defined in the Loan Agreement), minus
(B) the amount of any cash or cash equivalents subject to a first priority security interest in favor of the Bank and securing the obligations of Pledgor under the Loan Agreement to (y) the "Market Value" (as defined in the Loan Agreement) of the securities included in the Collateral (the "Loan to Value Ratio"), is not more than 30% for a period of 30 consecutive days, then in such event Lender will, upon the written request of Pledgor, release to Pledgor the maximum number of shares of the common stock of Sanderson Farms, Inc. included in the Collateral which may be released without causing the Loan to Value Ratio to exceed 35%.

      Section 18. Substitution of Collateral. Pledgor may substitute cash or cash equivalents as Collateral in substitution for shares of the common stock of Sanderson Farms, Inc., provided that the Loan to Value Ratio does not exceed 35% after giving effect to such substitution.

      Section     19.     Miscellaneous.

29.         Waivers.  No failure to exercise and no delay in exercising on
            -------
            the part of Lender, any right, power or remedy under this Agreement or the Loan Agreement shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or remedy hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power, or remedy. The failure of Lender to insist upon the strict observance or enforcement of any provision of this Agreement or the Loan Agreement shall not be construed as a waiver or relinquishment of such provision. Any waiver of any right, power, remedy, term or condition contained herein shall only be effective if it is in writing and signed by Lender.

30. Survival of Agreements, etc. All representations, warranties, covenants and agreements made by Pledgor in this Agreement or in any instrument, document or certificate furnished hereunder or in connection herewith shall be deemed to have been relied upon by Lender, notwithstanding any investigation heretofore or hereafter made by Lender, and shall survive the delivery of this Agreement, the Collateral and the incurrence of any obligations.

31. Notices. All notices required under this Agreement will be in writing and will be transmitted by personal delivery, first class mail, overnight courier or facsimile to the addresses or facsimile numbers on the signature page of this Agreement, or to such other addresses or facsimile numbers as Lender and the Pledgor may specify from time to time in writing.

32. Amendments. This Agreement may only be amended by a writing executed by Pledgor and Lender.

33. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois.

34.         Consent to Jurisdiction.  To induce Lender to accept this
            -----------------------
            Agreement and enter into the Loan Agreement, Pledgor irrevocably agrees that, subject to Lender's sole and absolute election, ALL ACTIONS OR PROCEEDINGS IN ANY WAY ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE LOAN AGREEMENT WILL BE LITIGATED IN COURTS HAVING SITUS IN CHICAGO, ILLINOIS. PLEDGOR HEREBY CONSENTS AND SUBMITS TO THE JURISDICTION OF ANY COURT LOCATED WITHIN CHICAGO, ILLINOIS, WAIVES PERSONAL SERVICE OF PROCESS UPON PLEDGOR, AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE BY REGISTERED MAIL DIRECTED TO PLEDGOR AT THE ADDRESS STATED ON THE SIGNATURE PAGE HEREOF AND SERVICE SO MADE WILL BE DEEMED TO BE COMPLETED UPON ACTUAL RECEIPT. THE PROVISIONS OF THIS SECTION 10(f) DO NOT CONSTITUTE A WAIVER OF THE BORROWER'S ABILITY TO REMOVE ANY ACTION OR PROCEEDING FROM A STATE COURT LOCATED IN CHICAGO, ILLINOIS TO A FEDERAL COURT LOCATED IN CHICAGO, ILLINOIS.

35.         Waiver of Jury Trial.  PLEDGOR AND LENDER EACH WAIVE ANY RIGHT TO
            --------------------
            A TRIAL BY JURY IN ANY ACTION OR PROCEEDING TO ENFORCE OR DEFEND ANY RIGHTS (a) UNDER THIS AGREEMENT, THE LOAN AGREEMENT OR ANY RELATED AGREEMENT OR UNDER ANY AMENDMENT, INSTRUMENT, DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION WITH THIS AGREEMENT OR THE LOAN AGREEMENT OR
            (b) ARISING FROM ANY BANKING RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT OR THE LOAN AGREEMENT, AND AGREE THAT ANY SUCH ACTION OR PROCEEDING WILL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY.

36.         Further Assurances.  Pledgor agrees to cooperate with Lender and
            ------------------
            to execute and deliver, or cause to be executed and delivered, all such other papers and to take all such other actions as Lender may reasonably request from time to time in order to carry out the provisions and purposes of this Agreement. Without limiting the foregoing, Pledgor agrees that all securities constituting Collateral shall at all times be in such form that Lender may sell, transfer, or otherwise dispose of same without any signature, action, or assistance from Pledgor; and Pledgor agrees to deliver to Lender the Collateral (whether pledged at inception by substitution or by addition) endorsed in blank and with executed stock powers or bond powers, as appropriate.
            Lender agrees not to sell or transfer any securities constituting Collateral in violation of applicable securities laws.

37. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of Pledgor and Lender and their respective successors and assigns.

38. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which when taken together shall be deemed to constitute one and the same agreement.

39. Section Headings. The headings set forth in this Agreement are for convenience of reference only and shall not be deemed to define or limit the provisions hereof or to affect in any way their construction and application.

      IN WITNESS WHEREOF, Pledgor has executed and delivered this Agreement on the date first above written.

C:\MyFiles\schedule 13d william-cbb-121499.wpd

BANK OF AMERICA NATIONAL TRUST            /s/Joe Franklin Sanderson, Jr.
  AND SAVINGS ASSOCIATION                 JOE FRANKLIN SANDERSON, JR., AS
                                          CO-EXECUTOR OF THE ESTATE OF JOE
By:/s/Heidi J. Westland                   FRANKLIN SANDERSON, DECEASED, AND
Name:                                     NOT IN HIS INDIVIDUAL CAPACITY
Title:VicePresident

                                          /s/ William Ramon Sanderson
                                          WILLIAM RAMON SANDERSON, AS
                                          CO-EXECUTOR OF THE ESTATE OF JOE
                                          FRANKLIN SANDERSON, DECEASED, AND
                                          NOT IN HIS INDIVIDUAL CAPACITY
Address where notices to Lender are to be sent:
                                          Address where notices to Pledgor
Bank of America National Trust            are to be sent:
  and Savings Association
231 South LaSalle Street                  225 North 13th Avenue
Chicago, Illinois  60697                  Laurel, Mississippi  39440
Attention:  Sherri Lange                  Facsimile No.:  (601) 426-1461
Facsimile No.:  (312) 987-0806

                                   SCHEDULE A


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         Issuer              Class     Number of Shares  Certificate Numbers
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Sanderson Farms, Inc.        Common       3,085,000               *
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












* Stock Certificate number SFC10056 delivered by Pledgor to be DTC registered

C:\MyFiles\schedule 13d william-cbb-121499.wpd

                                   SCHEDULE B



                                PLEDGE AMENDMENT


      This Pledge Amendment, dated ,19 is delivered pursuant to Section 1 of the Pledge Agreement referred to below. The undersigned hereby agrees that this Pledge Amendment may be attached to that certain Pledge Agreement, dated as of March 31, 1999, by the undersigned, as Pledgor, to Bank of America National Trust and Savings Association, and that the Collateral listed on this Pledge Amendment shall be and become a part of the Collateral referred to in said Pledge Agreement and shall secure all of the obligations referred to in said Pledge Agreement.


Dated:                  , 19___




                                          JOE FRANKLIN SANDERSON, JR., AS
                                          CO-EXECUTOR OF THE ESTATE OF JOE
                                          FRANKLIN SANDERSON, DECEASED, AND
                                          NOT IN HIS INDIVIDUAL CAPACITY



                                          WILLIAM RAMON SANDERSON, AS
                                          CO-EXECUTOR OF THE ESTATE OF JOE
                                          FRANKLIN SANDERSON, DECEASED, AND
                                          NOT IN HIS INDIVIDUAL CAPACITY


                            DESCRIPTION OF COLLATERAL


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       Issuer              Class         Number of Shares      Certificate
                                                                 Numbers
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